Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended April 30,		For the Nine Months Ended April 30,
	2020	2019	2020	2019
Net income available to stockholders	$4,648	$5,619	$13,014	$8,812
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	(234)	(219)	(655)	(331)
Earnings available to common shareholders	$4,414	$5,400	$12,359	$8,481
Shares Calculation
Average shares outstanding - Basic Common	5,126	5,126	5,152	5,108
Average shares outstanding - Basic Class B Common	2,036	2,068	2,042	2,068
Potential Common Stock relating to stock options and non-vested restricted stock	126	59	116	69
Average shares outstanding - Assuming dilution	7,288	7,253	7,310	7,245
Net Income Per Share: Basic Common	$0.66	$0.81	$1.85	$1.27
Net Income Per Share: Basic Class B Common	$0.50	$0.61	$1.39	$0.95
Net Income Per Share: Diluted Common	$0.61	$0.74	$1.69	$1.17

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